April 20, 2016

VIA EDGAR

Lisa N. Larkin and Chad Eskildsen

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance High Income 2021 Target Term Trust (“Trust”) Registration Statement on Form N-2

File Nos. 333-209436, 811-23136

Dear Ms. Larkin and Mr. Eskildsen:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 19, 2016 from the staff of the United States Securities and Exchange Commission (the “SEC”) with respect to the Trust’s pre-effective amendment number 1 to the Trust’s Registration Statement on Form N-2 filed on April 15, 2016 (the “Registration Statement”).  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.

The Trust acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Trust.  The Trust acknowledges that any comments or changes to disclosure in the filing provided by the SEC staff, acting pursuant to delegated authority, do not foreclose the SEC from taking any action with respect to the filing, and the Trust represents that it will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the staff’s comments and the Trust’s responses.

Comment No. 1:  Can you please confirm that the Trust received a Financial Industry Regulatory Authority, Inc. (“FINRA”) “no objections” letter under FINRA Rule 5110 to its compensation and other arrangements?

Response No. 1:

Supplementally, the Trust notes that FINRA has not completed its review of the Trust’s compensation and other arrangements; however, the Trust confirms its understanding that FINRA will need to issue a “no objections” letter under Rule 5110 in connection with such arrangements prior to the Registration Statement going effective.  The Trust further notes that based on the current timing it expects to request acceleration of effectiveness of the Registration Statement from the Staff sometime during the last week of May 2016 and accordingly will ensure that it has received a “no objections” letter from FINRA in connection with that request.

Comment No. 2:  Please explain why Footnote 2 to the Example under “Summary of Trust expenses” reflects total annual expenses of 0.80% of net assets when Footnote 4 to the fee table under “Summary of Trust expenses” discloses total annual expenses of 0.83% of net assets.

Response No. 2:

A conforming change has been made to Footnote 2 to the Example under “Summary of Trust expenses” to reflect total annual expenses of 0.83% of net assets without the use of leverage.

Comment No. 3:  Should disclosure be added to the prospectus to discuss the terms of the “Organizational and Expense Reimbursement Agreement” that the Trust intends to file by amendment, as noted under Item 25(2)--Exhibit (k)(2)?

Response No. 3:

The Trust has reviewed its disclosure and does not believe that additional disclosure with respect to the “Organizational and Expense Reimbursement Agreement” to be filed by amendment is necessary.  Supplementally, the Trust notes that it currently discloses the requested information on the outside front cover, as follows:

Eaton Vance Management has agreed to (i) pay all organizational expenses of the Trust and (ii) pay the amount by which the Trust’s offering costs (other than sales load) exceed $0.02 per Common Share. See “Use of Proceeds.”

In addition, the Trust notes that the following disclosure is included under “The Offering” in the summary section of the prospectus:

Eaton Vance or an affiliate has agreed to pay the amount by which the aggregate of all of the Trust’s offering costs (other than the sales load) exceed $0.02 per Common Share.  Eaton Vance or an affiliate has agreed to pay all organizational costs of the Trust.

Comment No. 4:  Are the organizational costs paid by the Adviser subject to repayment by the Trust?

Response No. 4:

Supplementally, the Trust confirms that the organizational costs paid by the Adviser are not subject to repayment by the Trust.

If you have any questions regarding this letter, please contact me at (617) 261-3246.

Sincerely,

/s/ Clair E. Pagnano

Clair E. Pagnano